

March 20, 2025

Howard Robin
Chief Executive Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, CA 94158

> **Re: Nektar Therapeutics**
> **Draft Registration Statement on Form S-3**
> **Submitted March 14, 2025**
> **CIK No. 0000906709**

Dear Howard Robin:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Justin Platt